Exhibit 12

             CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

         Computation of Ratio of Earnings to Fixed Charges

                                                Millions of Dollars
                                                -------------------
                                                 Nine Months Ended
                                                    September 30
                                                -------------------
                                                  2002         2001
                                                -------------------
                                                    (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                    $1,129        2,929
  Distributions less than equity in earnings
    of fifty-percent-or-less-owned companies       (52)         (28)
  Fixed charges, excluding capitalized
    interest*                                      562          328
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                                                $1,639        3,229
===================================================================

Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest              $  347          240
  Capitalized interest                             161          170
  Preferred dividend requirements of
    capital trusts                                  31           40
  Interest portion of rental expense               150           32
  Interest expense relating to guaranteed
    debt of fifty-percent-or-less-owned
    companies                                       12            -
  Interest expense relating to guaranteed
    debt of greater-than-fifty-percent-
    owned companies                                  1            -
-------------------------------------------------------------------
                                                $  702          482
===================================================================
Ratio of Earnings to Fixed Charges                 2.3          6.7
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*Includes amortization of capitalized interest totaling
 approximately $22 million and $16 million in 2002 and 2001, respectively.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned fifty percent or less that have debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which the company is contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes a minimal amount of interest attributable to the LTSSP borrowing in both the first nine months of 2001 and 2000.


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